UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

COMVERGE, INC.

(Name of Subject Company)

COMVERGE, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

205859101

(CUSIP Number of Class of Securities)

Matthew H. Smith

Senior Vice President, General Counsel and Secretary

Comverge, Inc.

5390 Triangle Parkway, Suite 300

Norcross, Georgia 30092

(678) 392-4954

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Steven M. Tyndall, Esq. Baker Botts LLP 1500 San Jacinto Center 98 San Jacinto Boulevard Austin, TX 78701 (512) 322-2500	Thomas L. Hanley, Esq. SNR Denton US LLP 1301 K Street, NW Suite 600, East Tower Washington, DC 20005 (202) 408-6400

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following documents relating to the proposed acquisition of Comverge, Inc. (the “Company”) by Peak Merger Corp., (“Purchaser”), a wholly owned subsidiary of Peak Holding Corp. (“Parent”) pursuant to the Agreement and Plan of Merger, dated March 26, 2012 by and among the Company, Purchaser and Parent (the “Merger Agreement”):

1.	Press release issued March 26, 2012

2.	Letter to Comverge Customers dated March 26, 2012

3.	H.I.G. Capital Transaction FAQs

4.	Letter to Comverge Employees dated March 26, 2012

5.	Script used in connection with Comverge Employee Meeting March 26, 2012

Comverge Enters Into Definitive Agreement to be Acquired by H.I.G. Capital

Immediate Cash Value of $1.75 Per Share Preserves Stockholder Value

Transaction Concludes Extensive Review of Financing and Strategic Alternatives and Addresses

Immediate Need for Capital

Comverge to Solicit Alternative Acquisition Proposals from Third Parties for a Period of 30 Days

NORCROSS, Ga., March 26, 2012 – Comverge, Inc. (Nasdaq:COMV) (the “Company”), the leading provider of Intelligent Energy Management solutions for Residential and Commercial & Industrial (C&I) customers, today announced that it has entered into an agreement to be acquired by Peak Merger Corp., an affiliate of H.I.G. Capital, LLC, a leading global private investment firm, for $1.75 per share in cash, or approximately $49 million in equity value.

The offer price represents a premium of approximately 18 percent over Comverge’s average closing price of $1.48 over the last 30 days. The H.I.G. Capital offer is not subject to a financing condition. Affiliates of H.I.G. Capital will provide debt financing to Comverge in the amount of $12.0 million, which is not contingent on the closing of the acquisition by H.I.G. Capital.

Acting upon the unanimous recommendation of the Strategy Committee of the Board, which is comprised entirely of independent directors, the Comverge Board of Directors has approved the definitive agreement.

“Today’s announcement is the culmination of an extensive review of financing and strategic alternatives available to Comverge,” said Alec Dreyer, Comverge’s Chairman of the Board of Directors. “We are pleased to have found a solution to the Company’s immediate need for capital to fund ongoing operations that not only preserves value for stockholders but also provides immediate cash value to stockholders. The transaction addresses the risks associated with the Company’s liquidity position, provides for our financial viability going forward and allows Comverge to continue to execute on its business plan with the financial backing of H.I.G. Capital. Our Board of Directors is pleased with the outcome of this review process and believes that the transaction with H.I.G. Capital is in the best interests of our stockholders.”

“We are excited to have reached this agreement that will best position Comverge for long-term success, while at the same time providing a return to shareholders and an immediate cash infusion to the Company,” said Brian Schwartz, Executive Managing Director, H.I.G. Capital. “We have been impressed with the level of innovation, solutions, customer base, and the market outlook for demand response. Under H.I.G. Capital’s ownership, Comverge will have the necessary capital to focus its efforts on enhancing and broadening its solutions portfolio, which will ultimately enhance the Company’s long-term growth prospects. We look forward to finalizing this transaction and working closely with the Company over the coming months to promote Comverge’s continued success.”

Review of Financing and Strategic Alternatives

Since the fall of 2010, Comverge has actively sought additional capital financing necessary to support the execution of the Company’s business plan and has explored a variety of financing alternatives and strategic alternatives. The Board of Directors considered a variety of alternatives, including continuing to operate as a stand-alone company, financing the Company through the issuance of additional equity or debt, selling various Company assets and selling the Company as a whole.

On March 15, 2012, Comverge filed its Form 10-K, which included an opinion from its independent auditor that due to the combination of the amount of cash flow that is expected from operations, debt that is due in 2012, and the Company’s inability to comply with restrictive debt covenants, there is substantial doubt about Comverge’s ability to continue as a going concern. In addition, Comverge’s primary and secondary lienholders have issued amortization and default notices, which has significantly accelerated the need for capital and also made it extremely challenging for the Company to raise capital by either issuing equity or securing additional debt. Certain contractual rights of the lienholders also have adversely affected Comverge’s ability to raise capital from third parties. Absent the H.I.G. Capital transaction, Comverge believes it would be unable to raise the necessary capital to fund continuing operations, which would place existing stockholder investment in the Company at significant risk.

Transaction Terms

Pursuant to the definitive agreement, Comverge is permitted to solicit alternative proposals from third parties during a go-shop period of 30 days following the date of the definitive agreement, with the potential for a 10 day extension. There can be no assurance that the solicitation of alternative proposals will result in Comverge receiving a superior proposal from a third party, or that if the Company does receive an alternative proposal that is a superior proposal, that a transaction relating to the superior proposal will be completed. J.P. Morgan, which has acted as the Company’s financial advisor over the last 18 months regarding financing and strategic alternatives, will advise the Company during the go-shop period. Comverge does not anticipate that it will disclose any developments with regard to this go-shop process unless the Company’s Board of Directors makes a decision with respect to a potential superior proposal.

In connection with today’s announcement, it is expected that H.I.G. Capital will commence a tender offer for all of the outstanding shares of Comverge not earlier than 10 business days or later than 20 business days after the date of the definitive agreement. The tender offer is conditioned upon, among other things, satisfaction of the minimum tender condition of a majority of the Company’s outstanding common stock, receipt of regulatory approvals, and other customary closing conditions.

If the tender offer is completed, H.I.G. Capital will acquire all remaining shares of the Company’s common stock through a second-step merger in which the holders of all shares not tendered in the tender offer and with respect to which appraisal rights are not timely and properly exercised will receive $1.75 in cash for each share of Comverge common stock they own, the same consideration per share as paid in the tender offer.

In connection with entering into the definitive agreement, the Company also entered into forbearance agreements with its senior lender, Silicon Valley Bank, and its junior lenders, Grace Bay Holdings II, LLC and the purchasers of the $12 million in indebtedness referenced above. These forbearance agreements provide Comverge with the ability to pursue the transactions contemplated by the definitive agreement, including the opportunity for Comverge to pursue a superior proposal during the go-shop period and as otherwise provided in the definitive agreement.

About Comverge

With more than 500 utility and 2,100 commercial customers, as well as five million residential deployments, Comverge brings unparalleled industry knowledge and experience to offer the most reliable, easy-to-use, and cost-effective intelligent energy management programs. We deliver the insight and control that enables energy providers and consumers to optimize their power usage through the industry’s only proven, comprehensive set of technology, services and information management solutions. For more information, visit www.comverge.com.

About H.I.G. Capital, LLC

H.I.G. Capital is a leading global private equity investment firm with more than $8.5 billion of equity capital under management. Based in Miami, and with offices in Atlanta, Boston, Chicago, Dallas, New York, and San Francisco in the U.S., as well as international affiliate offices in London, Hamburg, Madrid, Paris, and Rio de Janeiro, H.I.G. specializes in providing capital to small and medium-sized companies with attractive growth potential. H.I.G. invests in management-led buyouts and recapitalizations of profitable and well managed manufacturing or service businesses. H.I.G. also has extensive experience with financial restructurings and operational turnarounds. Since its founding in 1993, H.I.G. invested in and managed more than 200 companies worldwide. The firm’s current portfolio includes more than 50 companies. For more information, please refer to the H.I.G. website at www.higcapital.com.

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer for the outstanding shares of the Company’s common stock described in this communication has not commenced. At the time the Offer is commenced, affiliates of H.I.G. Capital will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”), and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the Offer. These materials also may be obtained free of charge (when available) by directing such requests to Comverge, Inc. Attention: Matt Smith, Senior Vice President and General Counsel, 5390 Triangle Parkway, Suite 300, Norcross, Georgia 30092; or by calling Matt Smith, Senior Vice President and General Counsel, at (678) 392-4954.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements. The forward-looking statements in this communication are not and do not constitute historical facts, do not constitute guarantees of future performance and are based on numerous assumptions which, while believed to be reasonable, may not prove to be accurate. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Forward-looking statements are not guarantees of future events and involve risks and uncertainties that actual events may differ materially from those contemplated by such forward-looking statements. Many of these factors are beyond the Company’s ability to control or predict. Such factors include, but are not limited to, uncertainties as to how many of the Company’s stockholders will tender their stock in the Offer, the possibility that competing offers will be made, unexpected costs or liabilities, the result of the review of the proposed transaction by various regulatory agencies and any conditions imposed in connection with the consummation of the transaction, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including its annual report on Form 10-K for the year ended December 31, 2011 and quarterly and current reports on Form 10-Q and Form 8-K. These forward-looking statements reflect the Company’s expectations as of the date hereof. The Company undertakes no obligation to update the information provided herein.

CONTACT:

Jason Cigarran

Vice President, Marketing and Investor Relations

Comverge, Inc.

678-823-6784

jcigarran@comverge.com

March 26, 2012

Dear Comverge Customer,

I am writing to inform you of some exciting news at Comverge.

On March 15, 2012, Comverge reported solid operational and financial results for 2011. We continued our track record of double digit revenue growth and recently enrolled our one millionth customer into mass market demand response programs. Both of our businesses, Residential and Commercial & Industrial, continue to report solid growth and I am very enthusiastic about the prospects for Comverge.

Today, I am pleased to share with you the news that we have entered into an agreement to be acquired by Peak Merger Corp., an affiliate of H.I.G. Capital, LLC, a leading global private equity investment firm with more than $8.5 billion of capital under management. As a result of this acquisition, Comverge will be well positioned to fund growth objectives and continue providing you with the excellent products and services that you have come to expect from us.

H.I.G. Capital specializes in providing capital to companies like Comverge that have attractive growth potential. For this reason, the Comverge Board of Directors believes that H.I.G. will be an extremely supportive partner, as the firm appreciates the importance of the clean energy sector, and, importantly, the value of demand response. As a private company with a strong financial backer, Comverge will gain the financial flexibility to continue to deliver best-in-class Intelligent Energy Management solutions and be strongly positioned to execute on our strategic plans.

We are excited about our future as a part of H.I.G. Capital and we look forward to building on our track record of success as the leading provider of Intelligent Energy Management solutions.

In closing, I want to thank you for your continued business. Please do not hesitate to contact me directly should you have any questions regarding this transaction.

Best regards,

R. Blake Young

President & Chief Executive Officer

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer for the outstanding shares of the Company’s common stock described in this communication has not commenced. At the time the Offer is commenced, affiliates of H.I.G. Capital will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”), and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents filed by the Company or affiliates of H.I.G. Capital with the SEC will be available at no charge through the SEC’s web site at www.sec.gov. These materials also may be obtained (when available) free of charge by directing such requests to Comverge, Inc. Attention: Matt Smith, Senior Vice President and General Counsel, 5390 Triangle Parkway, Suite 300, Norcross, Georgia 30092; or by calling Matt Smith, Senior Vice President and General Counsel, at (678) 392-4954.

Caution Regarding Forward-Looking Statements This communication contains forward-looking statements. The forward-looking statements in this communication are not and do not constitute historical facts, do not constitute guarantees of future performance and are based on numerous assumptions which, while believed to be reasonable, may not prove to be accurate. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Forward-looking statements are not guarantees of future events and involve risks and uncertainties that actual events may differ materially from those contemplated by such forward-looking statements. Many of these factors are beyond the Company’s ability to control or predict. Such factors include, but are not limited to, uncertainties as to how many of the Company’s stockholders will tender their stock in the Offer, the possibility that competing offers will be made, unexpected costs or liabilities, the result of the review of the proposed transaction by various regulatory agencies and any conditions imposed in connection with the consummation of the transaction, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including its annual report on Form 10-K for the year ended December 31, 2011 and quarterly and current reports on Form 10-Q and Form 8-K. These forward-looking statements reflect the Company’s expectations as of the date hereof. The Company undertakes no obligation to update the information provided herein.

H.I.G. Capital Transaction FAQs

Background

1.	What was announced today?

Today we announced that we have entered into an agreement to be acquired by Peak Merger Corp, an affiliate of H.I.G. Capital, a leading global private equity investment firm with more than $8.5 billion of equity capital under management. We believe that this combination will provide our company with the capital necessary to enhance and broaden our solution portfolio to better serve our clients’ ongoing needs. As a private company with a strong financial backer, Comverge will gain the financial flexibility to continue to deliver the best-in-class intelligent energy management solutions and be best positioned to execute on our strategic plans.

2.	What events led up to this decision?

Last week on our earnings call with investors, we highlighted our solid 2011 results while also discussing our immediate need for capital to fund ongoing operations. Since the fall of 2010, Comverge’s Board of Directors, along with its independent financial advisors, have actively explored a number of financing and strategic alternatives, with the goal of consummating a transaction that is in the best interest of all Comverge stockholders. The Board considered a broad range of alternatives and decided that entering into this transaction with H.I.G. was the best option to maximize the enterprise value of Comverge.

3.	How have your other lenders responded? Did you speak with them before making this announcement? Do they view this as a positive?

We have regular discussions with our lenders. However, it is our policy not to comment on specific discussions.

4.	Who is H.I.G. Capital?

H.I.G. is a leading global private equity investment firm with more than $8.5 billion of equity capital under management. H.I.G. specializes in providing capital to companies like Comverge that have attractive growth potential.

Strategic Rationale

5.	What’s the rationale for the sale? Why is this transaction in the best interests of Comverge.?

The past year Comverge posted strong operational and financial performance. Despite our improved performance, we still required additional capital to fund our operations. The Board considered a broad range of alternatives and decided this was the best option to maximize the enterprise value of Comverge. As a private company with a strong financial backer, Comverge will gain financial flexibility and be better positioned to execute on our strategic plans. We believe that this combination will provide our company with the capital necessary to enhance and broaden our solution portfolio to better serve our constituents ongoing needs.

6.	Why is this transaction a good deal for Comverge shareholders?

On March 15, 2012, Comverge filed its Form 10-K, which included an opinion from our independent auditor that due to the combination of the amount of cash flow that is expected from operations, debt that is due in 2012, and the restrictive debt covenants with which the Company may not comply, there is substantial doubt about Comverge’s ability to continue as a going concern. The amortization and default notices from Comverge’s primary and secondary lienholders significantly accelerated the need for capital and also made it extremely challenging for the Company to raise capital by either issuing equity or securing additional debt. Certain contractual rights of the lienholders also have adversely affected Comverge’s ability to raise capital from third parties. Absent the H.I.G. Capital transaction, Comverge believes it would be unable to raise the necessary capital to fund continuing operations, which would place existing stockholder investment in the Company significantly at risk. This transaction provides Comverge with capital to fund ongoing operations while also providing immediate cash value to stockholders and preserves value for our stockholders.

The transaction also includes a go shop provision, which could lead to a superior proposal for shareholders.

7.	How much capital did you require? Couldn’t you have cut costs to limit the amount of capital required to run your business?

The Board considered a broad range of alternatives and decided this was the best option under the circumstances to maximize the enterprise value of Comverge. The amortization and default notices from Comverge’s primary and secondary lienholders significantly accelerated the need for capital and also made it extremely challenging for the Company to raise capital by either issuing equity or securing additional debt. Absent the H.I.G. Capital transaction, Comverge believes it would be unable to raise the necessary capital to fund continuing operations, which would place existing stockholder investment in the Company significantly at risk.

8.	Did you consider selling off any assets?

The Board considered a broad range of alternatives and decided the transaction with H.I.G. was the best option under the circumstances to maximize the enterprise value of Comverge.

9.	Do you believe that H.I.G. is a strong fit for Comverge?

H.I.G. specializes in providing capital to companies like Comverge that have attractive growth potential. For this reason, the Comverge Board of Directors and management believe that H.I.G. will be a supportive partner, as the firm understands the importance of the clean energy sector, and, specifically, the value of demand response.

Valuation

10.	Would you be open to a competing bid?

Under the definitive agreement, Comverge is permitted to solicit alternative proposals from third parties during a go shop period of 30 days after the date of the definitive agreement, with the potential for a 10 day extension. There can be no assurance that the solicitation of alternative proposals will result in Comverge receiving a superior proposal from a third party, or that if the Company does receive an alternative proposal that is a superior proposal, that a transaction relating to the superior proposal will be completed. JP Morgan, which has acted as the Company’s financial advisor over the last 15 months regarding financing and strategic alternatives, will advise the Company during the go shop period. Comverge does not anticipate that it will disclose any developments with regard to this go shop process unless the Company’s Board of Directors makes a decision with respect to a potential superior proposal.

11.	How will this transaction affect Comverge’s strategy going forward? Where does Comverge go from here?

As a private company with a strong financial backer, Comverge will gain financial flexibility and be best positioned to execute on its strategic plans. H.I.G. Capital has a broad and flexible capital base, a superior track record and is well-positioned to lead Comverge forward as a private company.

12.	Who are your advisors?

Comverge was advised by JP Morgan during the transaction. The Strategy Committee of the Board of Directors retained Houlihan Lokey to provide a fairness opinion with respect to the transaction.

Convertible Debt

13.	Why does Comverge still have to issue the $12 million in convertible debt to H.I.G. even if the transaction does not close?

The convertible debt provides bridge financing for Comverge so we can continue to execute our business plan.

14.	If the deal does not close, wouldn’t H.I.G. de facto own Comverge anyway between their current and future convertible debt holdings?

H.I.G. would own a significant portion of the debt, including $15.0 million of the PFG note and $12.0 million of the new convertible subordinated debt that is being issued as part of the transaction.

Structure / Terms

15.	Is there a break-up fee associated with this transaction?

Comverge may be obligated to pay a termination fee, under customary circumstances, of 2%, 2.5% or 4% depending on the timing and the circumstances surrounding any termination. H.I.G. may terminate the agreement at any time prior to the end of the Go-Shop period upon payment of a termination fee of $3.5 million to Comverge.

Management / Employees

16.	Do you believe that now is the best time to sell Comverge?

Last week on our earnings call with investors, we highlighted our solid 2011 results while also discussing our immediate need for capital to fund ongoing operations. Since the fall of 2010, Comverge has actively sought additional capital financing necessary to support the execution of the Company’s business plan and has explored a variety of financing alternatives and strategic alternatives, with the goal of completing one or more transactions in the best interests of the Company’s stockholders. The Board of Directors considered a variety of alternatives, including continuing to operate as a stand-alone company, financing the Company through the issuance of additional equity or debt, selling various Company assets and selling the Company as a whole. The transaction we are announcing today not only solves our need for capital, but also provides for our go-forward financial viability going forward

17.	What does this mean for my job? Will there be staffing reductions?

One of the characteristics of Comverge that made this transaction so compelling for H.I.G. is our talented employees. H.I.G. admires the valuable contributions that Comverge’s employees make to the Company and recognizes that their talent will help Comverge to continue its growth. Presently, we do not believe there will be staffing reductions as a result of the transaction. As a portfolio company of H.I.G., Comverge will continue to be run as a standalone company with the goal to become the leading provider of intelligent energy management solutions and to realize our significant growth potential. As a result, presently, we do not believe there will be significant changes to our operational structure or staffing requirements as a result of the transaction.

18.	Will our headquarters be moved? Any facility closures?

At this point, our HQ will remain in Norcross and we don’t currently have any plans to close any facilities.

19.	What happens to employees’ benefits and compensation?

At this point, there are no anticipated changes to employee benefits and compensation.

20.	What will happen to my COMV stock options? Restricted stock?

All options and restricted stock and will accelerate and vest and option holders of in-the-money options will receive the difference between the $1.75 offer price and the option exercise price.

Customers

21.	How will this transaction benefit our customers?

We believe that this combination will provide our company with the capital necessary to enhance and broaden our solution portfolio to better serve our clients’ ongoing needs. As a private company with a strong financial backer, Comverge will gain the financial flexibility to continue to deliver the best-in-class intelligent energy management solutions and be best positioned to execute on our strategic plans.

Customers should expect no change as a result of this transaction.

22.	What does this mean to my existing contract?

Customers should expect no change as a result of this transaction.

23.	Will my contact at Comverge change as a result of this announcement? Will my existing contacts at Comverge remain employed?

Customers should expect no change as a result of this transaction.

Next Steps

24.	When will H.I.G. commence the tender offer?

In connection with today’s announcement, it is expected that affiliates of H.I.G. Capital will commence a tender offer for all of the outstanding shares of Comverge not earlier than 10 business days or later than 20 business days after the date of the definitive agreement. The tender offer is conditioned upon, among other things, satisfaction of the minimum tender condition of a majority of the Company’s outstanding common stock, receipt of regulatory approvals, and other customary closing conditions.

25.	When do you expect the transaction to close? What are the conditions to close?

Comverge currently expects to complete the transaction in the second quarter of 2012.

26.	Does this deal affect the “going concern” qualification recently issued by PWC in its audit opinion?

From, the Company’s perspective, this transaction addresses our need for capital to fund ongoing operations

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer for the outstanding shares of the Company’s common stock described in this communication has not commenced. At the time the Offer is commenced, affiliates of H.I.G. Capital will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”), and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents filed by the Company or affiliates of H.I.G. Capital with the SEC will be available at no charge through the SEC’s web site at www.sec.gov. These materials also may be obtained (when available) free of charge by directing such requests to Comverge, Inc. Attention: Matt Smith, Senior Vice President and General Counsel, 5390 Triangle Parkway, Suite 300, Norcross, Georgia 30092; or by calling Matt Smith, Senior Vice President and General Counsel, at (678) 392-4954.

Caution Regarding Forward-Looking Statements This communication contains forward-looking statements. The forward-looking statements in this communication are not and do not constitute historical facts, do not constitute guarantees of future performance and are based on numerous assumptions which, while believed to be reasonable, may not prove to be accurate. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Forward-looking statements are not guarantees of future events and involve risks and uncertainties that actual events may differ materially from those contemplated by such forward-looking statements. Many of these factors are beyond the Company’s ability to control or predict. Such factors include, but are not limited to, uncertainties as to how many of the Company’s stockholders will tender their stock in the Offer, the possibility that competing offers will be made, unexpected costs or liabilities, the result of the review of the proposed transaction by various regulatory agencies and any conditions imposed in connection with the consummation of the transaction, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including its annual report on Form 10-K for the year ended December 31, 2011 and quarterly and current reports on Form 10-Q and Form 8-K. These forward-looking statements reflect the Company’s expectations as of the date hereof. The Company undertakes no obligation to update the information provided herein.

March 26, 2012

Dear Comverge Employee:

Earlier today, we announced that Comverge has entered into an agreement to be acquired by Peak Merger Corp., an affiliate of H.I.G. Capital, LLC, a leading global private investment firm.

I’ve attached a copy of the press release that was issued this morning. We’ll also be holding an all-employee meeting on Monday, March 26th at 10:00 a.m., at which time I’ll provide more detail on the announcement. To attend the meeting, please use the following dial in number: (877) 334-1969. If possible, please congregate in a conference room at each office location.

On our recent earnings call with investors, I highlighted our solid 2011 results while also discussing our immediate need for capital to fund ongoing operations. Since the fall of 2010, Comverge has actively sought additional capital financing necessary to support the execution of our business plan and has explored a variety of financing alternatives and strategic alternatives, with the goal of completing one or more transactions. Our Board of Directors considered a variety of alternatives, including continuing to operate as a stand-alone company, financing the company through the issuance of additional equity or debt, selling various company assets and selling the company as a whole. The transaction we are announcing today not only addresses our need for capital, but also provides for our go-forward financial viability.

We have found a strong partner in H.I.G. Capital, a global private investment firm with more than $8.5 billion under management and 11 offices around the world. The firm has a superior track record of investing across a wide range of industries, and their investment performance consistently ranks among the top firms in private equity.

We are in the early stages of this process, but we will continue to keep you informed as we move forward. In terms of next steps, per the terms of our agreement with H.I.G. Capital, the Comverge management team and Board will take the next 30 days to determine if there is a superior offer from another party for Comverge. This process is to ensure that we receive the best value for our Company.

I want you to know that it remains business as usual at Comverge and our day-to-day operations continue unchanged. Our commitment to our customers is unwavering, and we will continue to be a leading provider of Intelligent Energy Management solutions. Also attached to this email is an FAQ document that should answer most of the questions you may have about the transaction.

We have also set up a dedicated email account for you to send questions: higtransaction@comverge.com. Over the next few months, as questions come in, we plan to publish additional FAQ, which we will distribute via email.

As today’s announcement may attract attention from the media or other interested parties, it is very important that our company speaks with one voice and you do not respond to any inquiries directly. I ask that you please direct all media or third party inquiries to Jason Cigarran at 678-823-6784.

I also wanted to take a moment to discuss our recent earnings. As you may have heard on our call last week, Comverge had a good 2011. All indicators towards our goal of profitability are pointing in the right direction, as highlighted by the Company’s turn to positive adjusted EBITDA for 2011. At the same time, we announced an impressive operational year. We believe that the combination of our strong performance in 2011 and our new financial backing will provide us with the capital necessary to focus our efforts on enhancing and broadening our solution portfolio to better serve our clients’ ongoing needs.

Thank you all for your continued hard work and dedication to Comverge. I appreciate the important contributions that each of you makes every day, and I am looking forward to your continuing commitment to our success.

Sincerely,

R. Blake Young

President & Chief Executive Officer

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer for the outstanding shares of the Company’s common stock described in this communication has not commenced. At the time the Offer is commenced, affiliates of H.I.G. Capital will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”), and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents filed by the Company or affiliates of H.I.G. Capital with the SEC will be available at no charge through the SEC’s web site at www.sec.gov. These materials also may be obtained (when available) free of charge by directing such requests to Comverge, Inc. Attention: Matt Smith, Senior Vice President and General Counsel, 5390 Triangle Parkway, Suite 300, Norcross, Georgia 30092; or by calling Matt Smith, Senior Vice President and General Counsel, at (678) 392-4954.

Caution Regarding Forward-Looking Statements This communication contains forward-looking statements. The forward-looking statements in this communication are not and do not constitute historical facts, do not constitute guarantees of future performance and are based on numerous assumptions which, while believed to be reasonable, may not prove to be accurate. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Forward-looking statements are not guarantees of future events and involve risks and uncertainties that actual events may differ materially from those contemplated by such forward-looking statements. Many of these factors are beyond the Company’s ability to control or predict. Such factors include, but are not limited to, uncertainties as to how many of the Company’s stockholders will tender their stock in the tender offer, the possibility that competing offers will be made, unexpected costs or liabilities, the result of the review of the proposed transaction by various regulatory agencies and any conditions imposed in connection with the consummation of the transaction, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including its annual report on Form 10-K for the year ended December 31, 2011 and quarterly and current reports on Form 10-Q and Form 8-K. These forward-looking statements reflect the Company’s expectations as of the date hereof. The Company undertakes no obligation to update the information provided herein.

All-Employee Meeting Script

Thank you all for joining us this morning.

This morning, we announced that Comverge has entered into an agreement to be acquired by Peak Merger Corp. an affiliate of H.I.G. Capital, a leading global private investment firm.

If you had an opportunity to listen to the 2011 Fourth Quarter Conference Call on Friday, you heard me discuss our solid 2011 results and the fact that our company requires immediate capital financing to fund our operations. The transaction we are announcing today addresses this need for capital and provides for our go forward financial viability. Related to this, since the Fall of 2010, we have been working hard to address our capital position in order for Comverge to continue to fund our business plan. And as our press release on the HIG transaction indicated, the board of directors has evaluated a number of options and scenarios to do that – including continuing to operate as a stand-alone company, financing the Company through the issuance of additional equity or debt, selling various Company assets and selling the Company as a whole. Today’s announcement marks the culmination of that process. If the merger is completed, Comverge will become a privately held company and no longer be publicly traded. As a private company with a strong financial backer, Comverge will gain financial flexibility and be better positioned to execute on our strategic plans. We believe that this combination will provide our company with the capital necessary to enhance and broaden our solution portfolio to better serve our clients’ ongoing needs.

We believe we have found a strong partner in H.I.G. Capital. H.I.G. is a global private investment firm with $ 8.5 billion under management and 11 offices around the world. The firm has a superior track record of investing across a wide range of industries, and their investment performance consistently ranks among the top firms in private equity.

H.I.G. specializes in providing capital to companies like Comverge that have attractive growth potential. The Comverge Board of Directors and management believes that H.I.G. will be a supportive partner, as H.I.G. understands the importance of the clean energy sector, and, specifically, the value of demand response.

I want you to know that it remains business as usual at Comverge and our day-to-day operations continue unchanged. Our commitment to our customers is unwavering, and we will continue to be a leading provider of the most reliable, easy-to-use and cost-effective intelligent energy management solutions.

We are in the early stages of this process, but we will continue to keep you informed as we move forward. In terms of next steps, per the terms of our agreement with H.I.G. Capital, the Comverge management team and Board will take the next 30 to 40 days to evaluate and determine if there are superior offers from any other party to purchase Comverge. This process is designed to solicit and achieve the best value for our Company.

As today’s announcement may attract attention from the media or other interested parties, it is very important that our company speaks with one voice and you do not respond to any inquiries directly. I ask that you please direct all media or third party inquiries to Jason Cigarran, at 678-823-6784.

Before I conclude my remarks, I want to share some of the highlights from the year end results we just announced.

We reported solid financial results in 2011, with leading indicators showing progress towards profitability. We grew revenues by 14 percent. We expanded gross margins by 300 basis points and we removed $4.1 million of expense from our business. For the full year 2011, we increased net income by $18.5 million year over year, we generated positive Adjusted EBITDA of $0.8 million and, importantly, we used only $3.0 million in cash to fund operations, an improvement of $11.4 million over the prior year. The integration, efficiency and optimization initiatives we have pursued, in conjunction with substantial turnaround and growth in our opportunity pipeline, as evidenced by meaningful commercial wins throughout 2011 and into 2012 are paying the dividends we expected.

All these results reflect the hard work the entire organization has done in order to better our business and drive towards profitability. All of our departments, from software development, customer marketing, engineering, network control, measurement & verification, to our program management – every department in this company has done a great job in reducing expenses.

2011 marked the strongest operational year in the company’s history. In spite of the challenges we faced, our teams across the board just flat out executed. These are the kinds of results delivered by companies that have strong client relationships, who have invested prudently in infrastructure, and who have proven and comprehensive technology and solutions. In 2011 we enrolled 300,000 customers into Demand Response programs and in the first quarter of 2012, we enrolled our one millionth customer. Our installation team deployed more than 200,000 energy management devices and, from a capacity perspective, we delivered 16 gigawatt hours of reduced electricity demand to our clients. These results further demonstrate our leadership position in delivering mass market demand response programs. As a company, we should all take great pride in these metrics.

You will all be receiving an FAQ document today that attempts to answer most of the questions you may have about the transaction. We have also set up a dedicated email account for you to send questions. It is higtransaction@comverge.com. Over the next few months, as questions come in, we plan to publish additional FAQ, which will send out via email.

Before we close here, I want to go over a few of the initial questions we’ve already received and I know are top of mind.

What does this mean for my job? Will there be staffing reductions?

One of the characteristics of Comverge that made this transaction compelling for H.I.G. is our talented employees. H.I.G. admires the valuable contributions that Comverge’s employees make to the Company and recognizes that their talent will help Comverge to continue its growth. As a portfolio company of H.I.G., Comverge will continue to be run as a standalone company with the goal to become the leading provider of intelligent energy management solutions and to realize our significant growth potential. As a result, presently we do not believe there will be significant changes to our operational structure or staffing requirements as a result of the transaction.

How will this transaction benefit our customers?

We believe that this combination will provide our company with the capital necessary to enhance and broaden our solution portfolio to better serve our clients’ ongoing needs. As a private company with a strong financial backer, we believe that Comverge will gain the financial flexibility to continue to deliver the best-in-class intelligent energy management solutions and be best positioned to execute on our strategic plans.

Customers should expect no change as a result of this transaction.

Do you believe that now is the best time to sell Comverge?

In 2011, Comverge posted the impressive operational and solid financial results. Despite our improved performance, we still required immediate capital to fund our operations. With our recent new client wins, strong backlog, improved cost structure and resolution of our capital needs, we believe the company is well-positioned to achieve our goal of sustainable long-term profitability. Most importantly, as a result of this transaction, we are now a financially viable company.

Thank you all for your continued hard work and dedication to our Company. I appreciate the important contributions that each of you make every day, and I am looking forward to your continuing commitment to our Company’s success.

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer for the outstanding shares of the Company’s common stock described in this communication has not commenced. At the time the Offer is commenced, affiliates of H.I.G. Capital will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”), and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents filed by the Company or affiliates of H.I.G. Capital with the SEC will be available at no charge through the SEC’s web site at www.sec.gov. These materials also may be obtained (when available) free of charge by directing such requests to Comverge, Inc. Attention: Matt Smith, Senior Vice President and General Counsel, 5390 Triangle Parkway, Suite 300, Norcross, Georgia 30092; or by calling Matt Smith, Senior Vice President and General Counsel, at (678) 392-4954.

Caution Regarding Forward-Looking Statements This communication contains forward-looking statements. The forward-looking statements in this communication are not and do not constitute historical facts, do not constitute guarantees of future performance and are based on numerous assumptions which, while believed to be reasonable, may not prove to be accurate. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Forward-looking statements are not guarantees of future events and involve risks and uncertainties that actual events may differ materially from those contemplated by such forward-looking